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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13 G


                   Under the Securities Exchange Act of 1934





                          FIRSTWAVE TECHNOLOGIES, INC.
                          ----------------------------
                                 Name of Issuer


                                  COMMON STOCK
                                  ------------
                          Title of Class of Securities

                                   33762N108
                                   ---------
                                  CUSIP Number

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
Item 1(a).  Name of Issuer:
                           FIRSTWAVE TECHNOLOGIES, INC.

Item 1(b).  Address of Issuers Principal Executive Offices:
                           2859 PACES FERRY ROAD, SUITE 1000
                           ATLANTA, GEORGIA  30339


Item 2(a).  Name of Person Filing:
                           RICHARD T. BROCK

Item 2(b).  Residence address:
                           100 ANCHOR DRIVE #140
                           KEY LARGO, FLORIDA  33037


Item 2c.    Citizenship:
                           USA

Item 2(d).  Title of Class of Securities:
                           COMMON STOCK

Item 2(e).  CUSIP Number:
                           33762N108

Item 3:     N/A

Item 4:     Ownership:
                  (a)  Amount beneficially owned:                                      1,768,224
                  (b)  Percent of Class:                                                    34.3%
                  (c)  Number of Shares as which such person has:
                           (i)    sole power to vote or to direct vote                 1,768,224
                           (ii)   shared power to vote or to direct vote               NONE
                           (iii)  sole power to dispose or direct disposition of :     1,768,224
                           (iv)   shared power to dispose or direct disposition of:    NONE

Item 5:     Ownership of Five Percent or Less of a Class                               N/A

Item 6:     Ownership of More than Five Percent on Behalf of
            Another Person:                                                            N/A

Item 7:     Identification and Classification of the Subsidiary which                  N/A
            Acquired the Security Being Reported on by the Parent
            Holding Company.

Item 8:     Identification and Classification of Members of the Group                  N/A

Item 9:     Notice of Dissolution of Group                                             N/A

Item 10:    Certification:                                                             N/A
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         SIGNATURES:
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement as of
         December 31, 1998 is true, complete, and correct.

                                   DATE:  February 3, 1999

                                   SIGNATURE: /s/Richard T. Brock

                                   NAME:  Richard T. Brock